SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                  RECORD MONTHLY PASSENGER TRAFFIC FOR RYANAIR

                      APRIL TRAFFIC RISES TO 3.44 MILLION


Ryanair, Europe's No.1 low fares airline, today (Thursday, 4th May 2006) celebrated its highest ever monthly passenger traffic with a record 3.44 M passengers in April, a 29% increase on 2005.

Announcing the record passenger traffic, Peter Sherrard Ryanair's Head of Communications, said:

        "In the single month of April 2006, Ryanair carried more passengers than it did during the whole 12 months of 1997. Ryanair now operates 332 routes to and from 117 airports across 22 countries and there is no better proof of Ryanair's popularity than passenger growth throughout Europe.

        "Ryanair is growing while British Airways, Lufthansa and Air France all stagnate in Europe because passengers want Ryanair's low fare, on time and efficient services and they know they will not find these with the high fare usually late, fuel surchargers".

Ends. Thursday, 4th May 2006

For further information:

Peter Sherrard - Ryanair            Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228               Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 May 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director